Fulbright & Jaworski l.l.p.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

mkraines@fulbright.com direct dial: (212) 318-3261	telephone: facsimile:	(212) 318-3000 (212) 318-3400

September 25, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Re:	Applied DNA Sciences, Inc.
Registration Statement on Form SB-2
Filed January 15, 2005
File No. 333-122848

Dear Mr. Riedler:

On behalf of Applied DNA Sciences, Inc. (the “Company”), in response to the Staff’s comment letter dated August 28, 2007 (the “Comment Letter”) in connection with Amendment No. 8 to the Company’s above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we hereby submit proposed changes to the financial statements for your review.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request.  All responses to the accounting comments were prepared by the Company in consultation with its independent auditors.  The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Amendment No. 8 to Registration Statement on Form SB-2

General

1.	Prior to requesting acceleration for effectiveness, please refer to Item 310(g) of Regulation S-B and amend your registration statement on Form SB-2 to provide updated audited financial statements for the years ended September 30, 2006 and 2005, as well as unaudited interim financial statements and related information for the period ended June 30, 2007.

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 25, 2007

Response: We agree to update the financial statements in our amended registration statements in accordance with Item 310(g) of Regulation S-B prior to requesting effectiveness.

Notes to Condensed Consolidated Financial Information

Note I — Restatement of Quarterly Financial Statements, page F-45

1.
We acknowledge your proposed revisions in response to comment 2 as well as the supplemental tabular restatement information that you have presented for the three and nine months ended June 30, 2006 and for the period from inception through June 30, 2006. Please provide us with the clarifying information that follows and revise the disclosure in your filing accordingly.

•
It remains unclear based on the information provided how you calculated the $5,838,514 adjustment to selling, general and administrative expense.  Per page 29 of your May 1, 2007 response letter, it appears that the selling, general and administrative adjustment is $8,051,565, not $6,402,264. Please clarify for us how you derived the $5,838,514.

•
Similarly, please clarify how you determined the $4,117,500 portion of the September 30, 2005 restatement adjustment to interest expense in deriving the $10,058,055 adjustment for the cumulative period ended June 30, 2006. In addition, your discussion in your response to comment 7d on page 34 states that the $4,117,500 was charged to consulting fees, not interest expense.

Response:  We note that the phrase “Per page 29 of your May 1, 2007 response letter” in the second paragraph of Comment number 1 on page 2 of your comment letter is inconsistent with our record of correspondence.  We have assumed such date has been included in error.  Accordingly, we have disregarded such date and replaced it with “May 9, 2007” in preparing this response letter.

The following table summarizes the calculation of the $5,838,514 adjustment to selling, general and administrative expenses for the period from inception (September 1, 2002) through June 30, 2006.  Please refer to the table below which will outline inception to date numbers from (a) date of inception through September 30, 2005 (restated) and (b) date of inception through June 30, 2006 (restated):

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 25, 2007

Summary of changes in selling, general and administrative expenses from date of inception through September 30, 2005 resulting from errors in accounting	$8,051,915
Corrections of accounting errors previously included with initial filing of the June 30, 2006 quarterly financial statements:
Adjustment to fair value of common stock issued in settlement of related party debt	(1,365,000)
Penalties accrued due to late registration	(384,651)
Correction in value of shares issued for services rendered	100,000
Net carry forward adjustment from prior year (date of inception to September 30, 2005):	6,402,264
Current period corrections of errors :
Reclassification of the fair value of warrants issued to non employees in connection with financing activities to interest expense (d)	(563,750)
Net change in selling, general and administrative expenses from date of inception through June 30, 2006:	$5,838,514

The following table summarizes the calculation of the $4,117,500 portion of the September 30, 2005 restatement adjustment to interest expense and the changes in the interest expense from date of inception through June 30, 2006:

Summary of changes in interest expense from date of inception through September 30, 2005:	$23,148,214
Corrections previously included with initial filing of the June 30, 2006 quarterly financial statements	(27,265,713)
Net carry forward adjustment from prior year (date of inception through September 30, 2005)	(4,117,499)
Current year corrections	(5,940,556)
Net change (reduction) in interest expense from date of inception through June 30, 2006:	$(10,058,055)

Verification:

Corrected (restated) interest expense as from inception through September 30, 2005:		$33,884,446
Initial inception to date interest expense as reported with initial June 30, 2006 quarterly financial statements:	$47,119,730
Less: Year to date interest as reported with initial June 30, 2006 financial statements:	(9,117,785)
Inception to September 30, 2005 interest expense as per initial filing of June 30, 2006 quarterly financial statements:		38,001,945
Carry forward adjustment to June 30, 2006 restatement:		$(4,117,499)

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 25, 2007

Note J – Restatement of June 30, 2005 Quarterly Financial Statements, page F-48

2.
We acknowledge your response to comment 4 and reissue our comment. Please confirm that you will timely amend your June 30, 2007 Form 10-QSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

Response:  We confirm that we will timely amend our June 30, 2007 Form 10-QSB to reflect the revised restatement information that we ultimately present in our Form SB-2 at the conclusion of our related comment process.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M – Restatement of Financial Statements, page F-91

3.
Please confirm that you will timely amend your September 30, 2006 Form 10-KSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

Response:  We confirm that we will timely amend our September 30, 2006 Form 10-KSB to reflect the revised restatement information that is ultimately presented in our Form SB-2 at the conclusion of the related comment process.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
September 25, 2007

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261.

Very truly yours,

/s/ Merrill M. Kraines
Merrill M. Kraines

Enclosures

cc:	Mr. John Krug, Senior Staff Attorney
Mary Mast, Senior Accountant
Amy Bruckner, Staff Accountant
James A. Hayward, Applied DNA Sciences, Inc.